# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRC Inc., CIK 0001891101
CUSIP: 05601U105
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1144 S 500 W, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 07/18/2025
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 639,154; shared voting power 13,935,560; sole dispositive power 639,154; shared dispositive power 13,935,560; aggregate amount beneficially owned 14,574,714 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: BRC Inc.
Address of issuer's principal executive offices: 1144 S 500 W, SALT LAKE CITY, Utah (UT), 84101

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

9,375,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $93,750,000, were purchased with working capital, pursuant to the Forward Purchase Agreement (as previously defined and described in Item 4 of the Schedule 13D). 1,000,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $10,000,000, were purchased with working capital, pursuant to the Subscription Agreement (as previously defined and described in Item 4 of the Schedule 13D). 125,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the Distribution (as previously defined and described in Item 2 of Amendment No. 1 to the Schedule 13D). 1,951,018 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the SilverBox Distribution (as defined in Amendment No. 2 to the Schedule 13D). 1,084,542 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $3,595,444, including brokerage commissions, were purchased with working capital. 400,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $500,000, were purchased with working capital in the Offering (as defined below).

100,000 of the Shares held by the Welling Family Trust (the "Welling Trust"), which Mr. Welling may be deemed to beneficially own as trustee of the Welling Trust, were acquired pursuant to the Distribution. 406,092 of the Shares held by the Welling Trust were acquired in connection with the SilverBox Distribution.

Mr. Welling has also been awarded an aggregate of 255,091 restricted stock units ("RSUs") under the Issuer's 2022 Omnibus Incentive Plan in connection with his service as a director of the Issuer, of which 133,062 RSUs have vested or vest within 60 days of the date hereof. Each RSU represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 18, 2025, Engaged Capital Flagship Master purchased 400,000 Shares in the Issuer's underwritten public offering (the "Offering") at the public offering price of $1.25 per Share. In connection with the Offering, Engaged Capital Flagship Master entered into a customary lock-up agreement with the underwriter (the "Lock-Up Agreement"), pursuant to which Engaged Capital Flagship Master (the "Purchaser") may not, for a period of 90 days from July 18, 2025, without the prior written approval of the underwriter and subject to certain exceptions: (i) offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any Shares whether now owned or hereafter acquired by the Purchaser; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction described above is to be settled by delivery of Shares or other securities of the Issuer, in cash or otherwise; (iii) make any demand for or exercise any right or cause to be confidentially submitted or filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or any other securities of the Issuer; or (iv) publicly disclose the intention to do any of the foregoing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 113,793,198 Shares outstanding as of July 18, 2025, which is the total number of Shares outstanding following the closing of the Offering (including the underwriter's full exercise of an option to purchase additional Shares) as set forth in the Issuer's Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on July 18, 2025.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 13,935,560 Shares, constituting approximately 12.2% of the Shares outstanding.

As of the date hereof, 506,092 Shares were held in the Welling Trust, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Welling directly beneficially owned 133,062 Shares (including 11,538 RSUs that vest within 60 days of the date hereof), constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 12.2% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 12.2% of the Shares outstanding.

Mr. Welling, (i) as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, and (ii) as trustee of the Welling Trust, may be deemed to beneficially own the 506,092 Shares held in the Welling Trust, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 14,574,714 Shares, constituting approximately 12.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Flagship Master.

Mr. Welling may be deemed to have the sole power to vote and dispose of the Shares that he owns directly as well as the shares owned directly by the Welling Trust.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth in Item 4 above with respect to the 400,000 Shares that Engaged Capital Flagship Master purchased in the Offering, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Engaged Capital Flagship Master entered into the Lock-up Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 18, 2025, Mr. Welling received 133,567 RSUs, each of which represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting. 87,413 of the RSUs will vest on the first anniversary of the grant date and 46,154 of the RSUs will vest in equal quarterly installments until the first anniversary of the grant date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Lock-Up Agreement (included as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2025).

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (07/22/2025)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (07/22/2025)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (07/22/2025)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (07/22/2025)